SNOW LAKE RESOURCES LTD.

360 Main St 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada

August 3, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:Snow Lake Resources Ltd. (the “Company”)

Withdrawal of Acceleration Request -  Registration Statement on Form F-3

(the “Registration Statement”) (File No. 333-272324)

Ladies and Gentlemen:

The Company hereby withdraws its prior request made in our letter, filed as correspondence via EDGAR on August 2, 2023, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, to have the above-captioned Registration Statement declared effective on August 4, 2023.

The Company intends to resubmit a request pursuant to Rule 461 at a future date and time to be determined in consultation with the staff of the Securities and Exchange Commission.

Very truly yours, SNOW LAKE RESOURCES LTD. BY: /s/ Peretz Schapiro Name: Peretz Schapiro Title: Interim Chief Operating Officer